Exhibit 99.1

Thomson Reuters Announces Early Redemption of

Approximately US$552 Million of Debt Securities

TORONTO, November 20, 2019 – Thomson Reuters (TSX / NYSE: TRI) today announced that it has exercised its right to redeem approximately US$552 million of its outstanding debt securities.

The notes to be redeemed are the following:

•	C$550,000,000 principal amount of 3.309% notes due November 12, 2021 (CUSIP No. 884903 BS3); and

•	US$138,894,000 principal amount of 3.950% notes due September 30, 2021 (CUSIP No. 884903 BK0).

The redemption prices will include applicable early redemption premiums, as well as accrued and unpaid interest to and including the day immediately preceding the redemption date (which is expected to be on January 15, 2020).

Canadian dollar denominated notes

The Canadian dollar denominated notes are expected to be redeemed at the following redemption price per C$1,000 principal amount, which has been determined based on the Canada Yield Price, as defined in the applicable documentation governing those notes:

Notes	C$550,000,000 principal amount of 3.309% notes due November 12, 2021 (CUSIP No. 884903 BS3)

Canada Yield Price	C$1,024.96

Accrued and unpaid interest	C$ 5.80

Total redemption price	C$1,030.76

U.S. dollar denominated notes

The total redemption price for the U.S. dollar denominated notes to be redeemed will be determined at a later date, in accordance with the applicable documentation governing those notes. When available, Thomson Reuters will provide the total redemption price for those notes in the “Investors” section of its website, www.thomsonreuters.com. Thomson Reuters currently anticipates that this information will be posted on or about January 10, 2020.

Non-registered holders (notes held through an account with a bank, brokerage firm, financial institution or other intermediary) of notes that maintain their interests through CDS Clearing and Depository Services Inc. (CDS) or The Depository Trust Company (DTC) should contact their CDS or DTC customer service representative with any questions about the redemptions. Alternatively, beneficial holders with any questions about the redemptions should contact their respective brokerage firm or financial institution which holds interests in the notes on their behalf.

This news release is for informational purposes only and does not constitute a notice of redemption, nor an offer to tender for, or purchase, any notes or any other securities of Thomson Reuters.

Thomson Reuters Announces Early Redemption of Approximately US$552 Million of Debt Securities

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the timing and total redemption prices for the planned redemptions. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the redemptions or that other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Girardin Vice President, Corporate Affairs +1 646 223 4870 david.girardin@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com